UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-11392

SPAN-AMERICA MEDICAL SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

70 Commerce Center

Greenville, South Carolina 29615

(864) 288-8877

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certificate or notice date: 1.*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Span-America Medical Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 27, 2017	By:	/s/ Marcel Bourassa
Marcel Bourassa
President

*	Effective June 16, 2017, Savaria (SC) Inc., a South Carolina corporation and an indirect, wholly-owned subsidiary of Savaria Corporation, an Alberta, Canada corporation, was merged with and into Span-America Medical Systems, Inc., with Span-America Medical Systems, Inc. continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Savaria Corporation.